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                                 HOLLINGER INC.
                SEEKING AN ORDER APPROVING NEW BOARD APPOINTMENTS

         Toronto, Ontario, Canada, August 22 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) is pleased to announce that Hollinger will bring a motion before the Ontario Superior Court of Justice (the "Court") on August 25, 2005 seeking an Order approving the appointment of David Drinkwater and David Rattee to the Hollinger Board of Directors. Messrs. Rattee and Drinkwater will join the recently appointed board comprised of Randy Benson (the Chief Restructuring Officer), Stanley Beck, Newton Glassman and Joseph Wright.

On the same day, Hollinger will also bring a motion before the Court seeking an Order extending the time for calling the Annual General Meeting of Hollinger shareholders to December 30, 2005.

         In a previous news release, sent today, Mr. David Rattee's surname was incorrectly spelled. Please consider this news release as the amended version.

Company Background

         Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com